TransAlta fully retires all the units of its Wabamun power plant

CALGARY, Alberta (April 1, 2010) – TransAlta Corporation (TSX:TA; NYSE:TAC) today announced that after 54 years reliably providing power for Albertans, it  has fully retired all the units of its Wabamun power plant.

In 2002, after extensive evaluation and consultation, TransAlta announced the phased shut-down of the four-unit power station. On March 31, 2010, the last operating unit ended commercial operation. Over the next several years TransAlta will complete the Wabamun remediation and reclamation work as approved by the Government of Alberta.

Built in 1956 with what was then the latest in coal-fired technology, the 537 megawatt (MW) generating facility has been a cornerstone asset for TransAlta. “Alberta is our Company’s birthplace and Wabuman played a key role in powering the growth of this province,” said Steve Snyder, President and CEO of TransAlta. “But as an era closes for Wabamun,   new ones are beginning as we invest to modernize our coal fleet with Keephills 3, and add more renewable energy which will fuel Alberta's economic prosperity for decades to come.”

K3, a joint venture between TransAlta and Capital Power Corporation is a 450 MW coal-fired power plant equipped with the latest in super-critical technology. Scheduled for commercial operation in the first quarter of 2011, K3 will also be the test site for Project Pioneer, one of Alberta’s key carbon capture and storage (CCS) initiatives.

“For more than 50 years some of our most talented employees kept the lights on in Alberta at the Wabamun Plant,” said Mr. Snyder. “I am proud of them all. Their hard work and dedication to operational excellence has been invaluable for the company and our shareholders. Many lived in the community of Wabamun and I’d like to express my sincerest appreciation to the community for its ongoing support and commitment to TransAlta and our families.”

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

About Wabamun:

The Wabamun Plant is one of three coal-fired generating stations built in the Wabamun Lake area, 70 kilometres west of Edmonton, Alberta. On average over the service life of the Wabamun Plant it annually produced 3.7 million megawatt-hours (MWh) of energy – enough each year to supply about 500,000 Alberta households. Operational highlights:

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1956, Wabamun began commercial operation at a cost of $8 million dollars to construct.

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2002, Decision to implement a phased shut down was announced and retirement of the first Unit # 3 (139 MW) was retired in November.

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2004, Retirement of Units 1 (62 MW) and 2 (57 MW) on Dec. 31.

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2005, Wabamun remediation and reclamation plan submitted to Alberta Environment (AENV) in Dec.

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2010, Retirement of Unit 4 (279 MW) March 31.

Visit: www.transalta.com/facilities/plants-operation/wabamun/decommissioning.

For more information:

Media Inquiries: Marcy McAuley Senior Advisor, External Relations Phone: (403) 267-3639 Email: marcy_mcauley@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com